UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Velox Clearing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2400 East Katalla Ave. STE 725
(No. and Street)

Anaheim	CA	92806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Kelly (714) 794-5866
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

50 W. San Fernando St. Suite 500	San Jose	CA	95113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Patrick Kelly_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Velox Clearing LLC_____ , as of ____February 28_____ , 20 19___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

_____
Chief Executive Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT　　　　**GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)



_____　　_____
Signature of Document Signer No. 1　　　　　Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of __Orange_____



KAILASH DESAI
Notary Public – California
Orange County
Commission # 2180262
My Comm. Expires Feb 15, 2021

Subscribed and sworn to (or affirmed) before me

on this _28th_ day of _February_ , 20_19_ ,
　　　　Date　　　　　　Month　　　　　Year
by

(1) _Patrick James Kelly._____

(and (2)_____),
　　　　　　　　Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _Kailash. Desai_____
　　　　　　　Signature of Notary Public

Seal
Place Notary Seal Above

━━━━━━━━━━━━━━━━━━━━━ **OPTIONAL** ━━━━━━━━━━━━━━━━━━━━━

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

Velox Clearing LLC

(A Wholly-Owned Subsidiary of Velox Holdings Inc.)

Financial Statements
December 31, 2018

CONFIDENTIAL DOCUMENT

This report is deemed confidential in accordance with Rule 17a-5-(e)(3) under the Securities Exchange Act of 1934.

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Velox Clearing LLC
Anaheim, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Velox Clearing LLC (the "Company"), a wholly-owned subsidiary of Velox Holdings Inc., as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Velox Clearing LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As described in Note 2 to the financial statements, the Company has changed its method of accounting with respect to its presentation of restricted cash on the statement of cash flows in 2018 due to the adoption of ASU 2016-18, Statement of Cash Flows: Restricted Cash. Our opinion is not modified with respect to those matters.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

An independent firm associated with
Moore Stephens International Limited

MOORE STEPHENS

Supplemental Information

The supplemental information contained in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Armanino LLP

Armanino^{LLP}
San Jose, California

We have served as the Company's auditor since 2018.

February 27, 2019

Velox Clearing LLC

(A wholly owned subsidiary of Velox Holdings Inc.)

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	8,853,482
Prepaid Expenses		53,117
Restricted Cash		400,000
Other Assets		34,144
Total Assets	$	9,340,743
Liabilities		
Accounts Payable and Accrued Expenses	$	127,524
Total Liabilities		127,524
Member's Equity		9,213,219
Total Liabilities and Member's Equity	$	9,340,743

Velox Clearing LLC
Notes to Financial Statements
December 31, 2018

Note 1. Organization and Description of Business

Velox Clearing LLC (the "Company") was formed on August 9, 2017 in the State Nevada. It is a wholly owned subsidiary of Velox Holdings Inc., a Nevada Corporation (the "Parent"). The Company is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and Securities Investor Protection Corporation ("SIPC") that will provide correspondent clearing services for broker dealers, and prime brokerage services for institutional clients. Velox Clearing LLC is additionally perusing approval from the National Securities Clearing Corporation (NSCC) and the Depository Trust Company (DTC).

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts in and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable. However, actual results could differ from those estimates.

Cash

The company has maintained its cash in checking and money market saving account with banks which at times may exceed FDIC insured limits. The company believes it is not exposed to any significant credit risk on cash.

Restricted Cash

Restricted cash represents cash held for the Company's letter of credit on its office lease agreement.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the $800 minimum California state franchise tax is reflected in the accompanying financial statements.

Note 2. Summary of Significant Accounting Policies (continued)

Income taxes (continued)

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2018, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Recently Adopted Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2016-18 ("ASU 2016-18"), Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 provides a clearer presentation of cash flows for the users of its financial statements. With the update, restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts reported on the statement of cash flows. The Company adopted the provisions of ASU 2016-18 on January 1, 2018.

Note 3. Lease Commitments

The Company subleases its office facility in Anaheim, California from another party with the operating lease expiring on February 28, 2020. In August 2018, the company entered into a new lease agreement with the current landlord to expand the office space for a period of sixty-four months from the lease commencement date of the new premises, which is estimated to be April 1st, 2019. The Company's future minimum annual lease payments and estimated leasehold improvement are as follows:

Year Ending December 31:

2019	$ 424,776
2020	361,058
2021	371,756
2022	383,256
2023	395,024
Thereafter	236,069
	$2,171,939

Letter of credit

At December 31, 2018, the Company has a letter of credit in the favor of its office landlord. The letter of credit is in the amount of $400,000 and expires at the end of the lease term.

Velox Clearing LLC

Note 4. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1. Under the alternative method, the Company shall not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, as defined. At December 31, 2018, the Company's net capital was $8,725,958, which exceeded the minimum net capital requirement of $250,000 by $8,475,958.

Note 5. Related Party Transactions

The Company entered into a technology service agreement with an affiliate of the Parent, Shanghai Manying Technology Co. Ltd. ("SMT") in June 2018. Under this agreement SMT agrees to develop, design, sell and provide additional services related to the software that the Company may use. No expense was incurred under the agreement during the year ended December 31, 2018.

Note 6. Subsequent Events

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2018 and through February 27, 2019, the date the financial statements were available to be issued, and determined that there are no material events that would require disclosure in the Company's financial statements.